Exhibit 99.1

Skylight Health Announces Q1 2021 Earnings Conference Call

TORONTO, May 25, 2021 (GLOBE NEWSWIRE) — Skylight Health Group Inc (TSXV:SHG; OTCQX: SHGFF) (“Skylight Health” or the “Company”), a multi-state primary care management group in the United States today announced that its financial results for the first quarter of 2021 will be released on May 31, 2021. The Company will host a conference call at 9:00am EDT on the morning of June 1, 2021 to discuss the financial results.

If you would like to participate in the call, details can be found below. Please dial in approximately 10 minutes prior to the start of the call.

Conference Call Details:

Date:	Tuesday, June 1, 2021
Time:	9:00 a.m. (ET)
US / Canada Toll Free Dial In:	1-800-319-4610
Toronto Local Dial In:	1-416-915-3239
International Dial In:	1-604-638-5340
Call Name:	Skylight Health Group Q1 Earnings Call

An audio replay of the conference call will be available on www.skylighthealthgroup.com within 24 hours after the live call has ended.

Today, the Company also announces that it has issued 253,572 shares pursuant to the River City Acquisition announced on February 4, 2021. Issued shares are restricted from trading for at least 4 months and a day from issuance.

About Skylight Health Group

Skylight Health Group (TSXV:SHG; OTCQX:SHGFF) is a healthcare services and technology company, working to positively impact patient health outcomes. The Company operates a US multi-state health network that comprises of physical multi-disciplinary medical clinics providing a range of services from primary care, sub-specialty, allied health and laboratory/diagnostic testing. The Company owns and operates a proprietary electronic health record system that supports the delivery of care to patients via telemedicine and other remote monitoring system integrations.

The Company primarily operates a traditional insurable fee-for-service model contracting with Medicare, Medicaid and other Commercial Payors. The Company also offers a disruptive subscription-based telemedicine service for the un/under-insured population who have limited access to urgent care due to cost.

For more information, please visit www.skylighthealthgroup.com or contact:

Investor Relations:

Jackie Kelly

investors@skylighthealthgroup.com

416-301-2949

Currency Usage, Cautionary and Forward-Looking Statements

All currency contained in this Press Release represent Canadian Dollars unless otherwise stated.

Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in Skylight Health’s filings with Canadian and United States securities regulators. When used in this news release, words such as “will, could, plan, estimate, expect, intend, may, potential, believe, should,” and similar expressions, are forward-looking statements.

Although Skylight Health has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in the forward-looking statements, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended, including, but not limited to: the ability of Skylight Health to execute on its business strategy, continued revenue growth in accordance with management’s expectations, operating expenses continuing in accordance with management expectations, dependence on obtaining regulatory approvals; Skylight Health being able to find, complete and effectively integrate target acquisitions; change in laws relating to health care regulation; reliance on management; requirements for additional financing; competition; hindering market growth or other factors that may not currently be known by the Company.

There can be no assurance that such information will prove to be accurate or that management’s expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the results or events predicted in these forward-looking statements may differ materially from actual results or events.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release are made as of the date of this release. Skylight Health disclaims any intention or obligation to update or revise such information, except as required by applicable law, and Skylight Health does not assume any liability for disclosure relating to any other company mentioned herein.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.